Stradley Ronon Stevens & Young, LLP 2600 One Commerce Square Philadelphia, PA 19103-7098 Telephone 215.564.8000 Fax 215.564-8120 www.stradley.com

October 27, 2017

Via EDGAR Transmission

Lynn Kenney
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Delaware Group Equity Funds V 497 Prospectus/Information Statement CIK 0000809821

Dear Ms. Kenney:

On behalf of Delaware Group Equity Funds V (the "Registrant"), we are requesting that the submission for the Registrant filed on October 25, 2017 under Rule 497 under the Securities Act of 1933, as amended ("1933 Act") with accession number 0001206774-17-002970 be amended to correct the 1933 Act number from 033-11419 to the correct 1933 Act number of 333-220375, which is affiliated with the N-14 filed on September 7, 2017.

If you have any questions regarding this request, please call me at (215) 564-8603.

Sincerely, /s/Pamela V. Wade Pamela V. Wade